UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________
Form 11-K
_____________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from__________to__________
Commission file number 001-34084
_____________________
POPULAR, INC. PUERTO RICO SAVINGS AND INVESTMENT PLAN
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
POPULAR, INC.
209 MUÑOZ RIVERA AVENUE
HATO REY, PUERTO RICO 00918
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. Puerto Rico Savings and
Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024

Popular, Inc. Puerto Rico Savings and Investment Plan
Financial Statements and Supplemental Schedule

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm
To the Administrator and Plan Participants of Popular, Inc. Puerto Rico Savings and Investment Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Popular, Inc. Puerto Rico Savings and Investment Plan (the "Plan") as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 ("supplemental schedule") has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
San Juan, Puerto Rico
6/26/2026
We have served as the Plan’s auditor since 1999.

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
Stamp DLLP216-1139 of the P.R. Society of
Certified Public Accountants is
affixed to the original of this report

Popular, Inc. Puerto Rico Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets
Investments, at fair value	$982,607,328	$815,364,575
Receivables
Employer contributions	17,674,045	975,938
Participant contributions	1,457,518	1,219,937
Dividends and interest	1,062,411	1,044,882
Total receivables	20,193,974	3,240,757
Total assets	$1,002,801,302	$818,605,332
Liabilities
Accrued expenses	$111,250	$108,459
Payable for investments purchased	12,118	407
Total liabilities	$123,368	$108,866
Net assets available for benefits	$1,002,677,934	$818,496,466
The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025

Additions to assets available for benefits
Investment income:
Net appreciation in fair value of investments	$77,931,346
Interest and dividends	61,052,134
Total investment income	138,983,480
Contributions
Employer	34,959,752
Participants	44,883,661
Rollovers from qualified plans	4,377,120
Total contributions	84,220,533
Total additions to assets available for benefits	$223,204,013
Deductions from assets attributed to
Benefits and withdrawals paid to participants, including rollover distributions	$38,864,945
Administrative expenses	157,600
Total deductions	$39,022,545
Net increase in assets available for benefits	$184,181,468
Net assets available for benefits
Beginning of year	$818,496,466
End of year	$1,002,677,934
The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

1. Description of Plan
The following description of the Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of its provisions.
Plan Description
The Plan is sponsored by Popular, Inc. (the “Corporation”). The Plan is a defined contribution plan covering substantially all employees of the Corporation and its affiliates (the “Companies”), who have one month of service, are at least 18 years old and are residents of the Commonwealth of Puerto Rico. The Plan was established for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable income tax laws of the Commonwealth of Puerto Rico. The Plan provides the participants the ability to invest in mutual funds, interest bearing deposits, and common stock of the Corporation. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may make pre-tax contributions up to the maximum permitted, as defined in the Plan documents, but may not exceed the legal limit established by Section 1081.01 (d)(7)(A) of the Internal Revenue Code for the New Puerto Rico, Act No. 1 of January 31, 2011, as amended from time to time, (the “2011 PR Code”), of $15,000. Also, the Plan permits catch-up contributions that are before tax contributions made in excess of the deferral limit by a participant who has reached age 50, limited for the calendar years ended on December 31, 2025 and 2024 to $1,500.

The plan provides that newly hired employees are automatically enrolled in the Plan at a pre-tax rate of 6% , with a match formula of 50% for each dollar pre-tax contribution up to a maximum of 8% and for an automatic annual increase of 1% to the employees’ pre-tax contribution until such contribution reaches a certain percent which on December 31, 2025 was 10%. Participants may modify the automatic annual increase of the pre-tax contribution up to the maximum permitted amount. Participants are given written notice of the automatic increase no less than 30 days or more than 90 days before the increase is to be effective. Participants, upon receipt of the notice of automatic increase, may elect to change their percentage of before-tax contributions to a different amount, including zero (0%), by the deadline established by the Plan Administrator to avoid the automatic increase. Matching contributions are invested pursuant to each participant’s investment directions.

The Corporation may make discretionary contributions to its own employees out of its net profits in such amounts as the Corporation’s Board of Directors may determine. During the year ended December 31, 2025, the Corporation made discretionary contributions of $16,508,992 related to profit sharing distribution.
The Plan provides for an additional employer contribution known as “True-Up contribution” to ensure participants receive the maximum matching benefit under the Plan’s contribution guidelines. In 2026, the Corporation reviewed the matching contributions for the year 2025 and as a result determined to make a True-Up contribution of $564,436, which is included as employer contributions receivable in the accompanying Statement of Net Assets Available for Benefits as of December 31, 2025. In 2025, the Corporation reviewed the matching contributions for the year 2024 and as a result made a True-Up contribution of $450,697, which is included as employer contributions receivable in the accompanying Statement of Net Assets Available for Benefits as of December 31, 2024.
Participant Accounts
Each participant account is credited with its contribution and allocation of: (a) its own Corporation matching and profit-sharing contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

Eligibility and vesting
All employees are eligible to participate in the Plan on the first day of the month, following one month of service. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Corporations’ matching and discretionary profit-sharing contributions plus actual earnings thereon is based on years of service since commencement of employment with the Corporation. These contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting %
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100
Payment of Benefits and Withdrawals
Plan participants are permitted to make withdrawals from the Plan from after-tax contributions balance, subject to provisions in the Plan Document as amended. If a participant suffers financial hardship, as defined in the Plan Document, the participant may request a withdrawal from his/her pre-tax contributions balance. Upon termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum distribution in cash, recurring benefit payments, shares of Popular, Inc.’s common stock, if applicable, or a combination of elections. In the case of participant termination due to death, the entire vested amount is paid to the person or persons legally entitled thereto.
Notes Receivable from Participants
The Plan does not allow participants to take loans from their accounts.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.
Plan Expenses and Administration
The Plan is administered by the Popular, Inc. Benefits Committee which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The named fiduciary of the Plan for purposes of investment-related matters is the Popular, Inc. Corporate Investment Committee.
The Plan’s Recordkeeper and Trustee is Banco Popular de Puerto Rico. Unless otherwise paid by the Corporation, expenses of the Plan are borne by the Plan.
Forfeited Accounts
Forfeited balances of terminated participants’ non-vested accounts may first be used to pay administrative expenses, to reduce the earliest employer contributions made after the forfeitures are determined, or at the Corporation’s discretion, may be redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is re-employed by the Corporation, the dollar value at the date of re-employment shall be restored to the participant’s account if the re-employed participant repays to the Plan an amount equal to the dollar value of his/her vested balance distributed upon termination.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

During 2025, the Plan used forfeitures of $154,809 to pay a portion of the administrative expenses, which included expenses accrued in prior year, and $156,272 to cover the 2024 True-Up Contribution. Forfeited non-vested accounts amounted to $321,960 and $151,333 at December 31, 2025 and 2024, respectively.
Non-Participant Directed Investments
At December 31, 2025, there were no non-participant directed investments in the Plan.
2. Summary of Significant Accounting Policies
The significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Plan investments are presented at fair value. Shares of registered investment companies are presented at published market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc. common stock is presented at the quoted closing market price at the reporting date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan Document. Realized gains and losses from security transactions are reported on the average cost basis.
The Plan determines the fair values of its investments based on the fair value framework established in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 820-10, “Fair Value Measurements”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Refer to Note 3 to these financial statements for the fair value disclosures required as of December 31, 2025 and 2024.
Interest Bearing Deposits
Interest Bearing Deposits consist of all demand deposits and balances invested in short-term highly liquid investments available upon demand. Interest Bearing Deposits include revenue sharing dollars accumulated over the past years that the Corporation will use to allocate pro-rata among Plan’s participants on the last day of the Plan Year based on their year end funds account balance. Revenue sharing dollars during the years ended December 31, 2025 and 2024 were $666,142 and $557,156, respectively.
Contributions
Employee and employer matching contributions are recorded on an accrual basis in the period in which the payroll is earned.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

Discretionary contributions are recorded in the period in which they are earned by the participant as determined by the Corporation’s Board of Directors.
Rollovers Distributions
Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury and are recorded when paid.
Rollovers Contributions
Rollovers Contributions to the Plan consist of monies received by a Participant from another plan qualified under the 2011 PR Code and are recorded when received.
Payment of Benefits
Benefits are recorded when paid.
Refundable Contributions
On an annual basis, the plan completes a non-discrimination test pursuant to IRS regulations. Excess contributions determined as a result of this test, if any, are netted against the participant contributions in the Statement of Changes in Net Assets Available for Benefits. For the years ended December 31, 2025 and 2024, the plan passed the non-discrimination test.
3. Fair Value Measurement
The Plan measures fair value as required by ASC Subtopic 820-10, “Fair Value Measurements” which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.
ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:
Level 1 – Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not necessitate a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.
Level 2 – Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.
Level 3 – Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own judgments about assumptions that market participants would use in pricing the asset or liability.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.
Mutual Funds: Valued at the daily closing NAV price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. These securities are classified as Level 2. Investments in mutual funds generally may be redeemed daily.
Interest Bearing Deposits: The carrying amount of interest bearing deposits are reasonable estimates of the fair value due to its short term maturity. These interest bearing deposits are available upon demand, hence, classified as Level 1.
Popular, Inc. Common Stock: Equity securities with quoted market prices obtained from an active exchange market are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s net assets at fair value as of December 31, 2025 and 2024.

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual Funds	$—	$765,091,992	$—	$765,091,992
Interest Bearing Deposits	89,165,972	—	—	89,165,972
Popular, Inc. Common Stock	128,349,364	—	—	128,349,364
Total assets at fair value	$217,515,336	$765,091,992	$—	$982,607,328

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual Funds	$—	$634,969,323	$—	$634,969,323
Interest Bearing Deposits	81,461,279	—	—	81,461,279
Popular, Inc. Common Stock	98,933,973	—	—	98,933,973
Total assets at fair value	$180,395,252	$634,969,323	$—	$815,364,575
4. Tax Status
The Plan received a favorable determination letter from the Puerto Rico Treasury Department (the “PR Treasury”) dated August 26, 2016 indicating it meets the requirements of Section 1081.01 of the 2011 Puerto Rico Internal Revenue Code (“2011 PR Code”) and accordingly, the Trust associated with the Plan is exempt from Puerto Rico income tax under such section. The Plan is amended from time to time, and such amendments are submitted for the PR Treasury to ascertain that the qualification of the Plan is not affected. The most recent letter received from the PR Treasury was dated May 29, 2024, in which it ruled that its most recent amendment did not affect the qualification of the Plan.
No events have occurred with respect to the Plan or the associated Trust that, in substantial likelihood, would result in the Plan being disqualified by the PR Treasury. Pursuant to Section 1022(i)(1) of ERISA, the Plan’s Trust is considered as an organization described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”) and exempt under Section 501(a) of the U.S. Code.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The plan administrator has concluded that as of December 31, 2025 and 2024 there are no uncertain positions that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. At December 31, 2025, the years 2021 and thereafter remain subject to examination; however, there are currently no audits for any tax periods in progress.
5. Risks and Uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.
6. Related Party Transactions
At December 31, 2025 and 2024, the Plan held 1,030,753 and 1,051,818 common stock of Popular, Inc., with a quoted market value of $128,349,364 and $98,933,973, respectively. During the year ended December 31, 2025, the Plan purchased or acquired through rollovers 68,212 common shares of Popular, Inc., with an acquisition price of $6,962,709 and completed sales and distributions of 89,277 shares which had a carrying value of $5,568,490 resulting in a realized gain of $3,884,922. These transactions are permitted party-in-interest transactions under the provisions of ERISA and the regulations promulgated thereunder.
The accompanying Statements of Net Assets Available for Benefits includes accrued dividend income of $775,412 and $738,330 related to the dividends declared on Popular Inc.’s common stock during the fourth quarter of 2025 and 2024, which were paid in January 2026 and 2025, respectively.
As of December 31, 2025 and 2024, the Plan held a bank deposit open account with Banco Popular de Puerto Rico of $88,881,937 and $81,206,802 respectively. As of December 31, 2025 and 2024, the Plan held a time deposit open account with Banco Popular de Puerto Rico of $284,035 and $254,477, respectively. These transactions qualify as party-in-interest transactions permitted under the provisions of ERISA.
Banco Popular de Puerto Rico provides services as Trustee and Recordkeeper for the Plan and charges a fee, which for the year ended December 31, 2025 and 2024 amounted to $885,697 and $943,854, respectively, and were borne by the Plan sponsor.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024 to Form 5500:

	2025	2024
Net assets available for benefits per the financial statements	$1,002,677,934	$818,496,466
Less: Amounts allocated to withdrawing participants	(268,985)	(249,594)
Net assets available for benefits per the Form 5500	$1,002,408,949	$818,246,872

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

The following is a reconciliation of benefits paid to participants per the financial statements for the period ended December 31, 2025 to Form 5500:

Benefits paid to participants per the financial statements	$38,864,945
Add: Amounts allocated to withdrawing participants at December 31, 2025	268,985
Less: Amounts allocated to withdrawing participants at December 31, 2024	(249,594)
Benefits paid to participants per Form 5500	$38,884,336
8. Subsequent Events
The Plan has evaluated subsequent events through the date the financial statements were issued.

Popular, Inc. Puerto Rico Savings and Investment Plan EIN: 66-0667416 Plan Number: 006 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	American Balanced Fd-R6	Mutual Fund 1,636,422 shares	**	$61,382,185
	Dodge & Cox Income Fund	Mutual Fund 1,271,836 shares	**	16,355,816
	Franklin U.S. Government Securities	Mutual Fund 801,434 shares	**	4,159,441
	Impax Funds Series Trust I	Mutual Fund 4,833 shares	**	129,682
	JP Morgan Mid Cap Value Fund	Mutual Fund 827,385 shares	**	26,377,041
	Legg Mason Bw Global Op Bd-Is	Mutual Fund 168,053 shares	**	1,499,031
	Massmutual Premier Small Cap Opp	Mutual Fund 689,871 shares	**	12,114,142
	Mfs Value Fund-R6	Mutual Fund 612,555 shares	**	30,572,606
	Pioneer Large Cap Growth R1 Port	Mutual Fund 977,398 shares	**	38,634,309
	Principal Diversified International Fund	Mutual Fund 843,081 shares	**	14,189,058
	Principal Lifetime 2015 Selt	Mutual Fund 32,955 shares	**	270,227
	Principal Lifetime 2020 Fund	Mutual Fund 1,924,134 shares	**	23,320,502
	Principal Lifetime 2025 Inst	Mutual Fund 604,550 shares	**	6,631,916
	Principal Lifetime 2030 Fund	Mutual Fund 5,090,773 shares	**	72,747,142
	Principal Lifetime 2035 Selt	Mutual Fund 1,630,729 shares	**	21,656,080
	Principal Lifetime 2040 Fund	Mutual Fund 5,030,703 shares	**	83,811,519
	Principal Lifetime 2045 Intl	Mutual Fund 2,152,315 shares	**	32,801,282
	Principal Lifetime 2050 Fund	Mutual Fund 4,290,315 shares	**	77,611,798
	Principal Lifetime 2055 Selt	Mutual Fund 2,276,802 shares	**	39,798,493
	Principal Lifetime 2060 Fund	Mutual Fund 1,981,427 shares	**	37,290,461
	Principal Lifetime 2065 Inst	Mutual Fund 384,389 shares	**	6,031,067
	Principal Lifetime 2070 Inst	Mutual Fund 24,914 shares	**	350,038
	Principal Lifetime Strategic Income	Mutual Fund 1,181,143 shares	**	13,689,451
	Vanguard Extended Market Index Fund	Mutual Fund 87,032 shares	**	13,805,000
	Vanguard Institutional Index Fund	Mutual Fund 197,814 shares	**	109,207,237
	Vanguard Total Bond Market Index Fund	Mutual Fund 781,014 shares	**	7,630,502
	Vanguard Total International Stock Index Fund	Mutual Fund 321,391 shares	**	13,025,966
	Total Mutual Funds		**	765,091,992
*	BPPR Bank Deposit Open Account	Open Deposit Account	**	88,881,937
*	BPPR Time Deposit Open Account	Open Deposit Account	**	284,035
	Total Interest Bearing Deposits		**	89,165,972
*	Popular, Inc.	Common Stock 1,030,753 shares	**	128,349,364
				$982,607,328

* **	Party in-interest Cost is not required to be presented for participant directed investments

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. PUERTO RICO SAVINGS & INVESTMENT PLAN
(Registrant)

	By:	/s/ Eduardo J. Negrón
Date: June 26, 2026	Eduardo J. Negrón
Chairperson
Popular, Inc. Benefits Committee
(Plan Administrator)